

August 14, 2012

Via E-mail
Mr. Stephen Solcher
Chief Financial Officer
BMC Software, Inc.
2101 City West Boulevard
Houston, Texas 77042-2827

> **Re:** **BMC Software, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-16393**

Dear Mr. Solcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

1. We note that you adopted the guidance in ASC 2011-08 for your fiscal 2012 goodwill impairment test. Please confirm that the company determined it was not more likely than not that the fair values were less than the carrying values for each reporting unit and tell us your consideration to include this disclosure in future filings. Also, please consider expanding your disclosures in future filings to include a more comprehensive discussion regarding the qualitative factors considered in assessing your goodwill for impairment.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity

2.   It appears that you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-12) for Presentation of Comprehensive Income during fiscal 2012. However, we note that you are still presenting the components of other comprehensive income in the statement of stockholders' equity. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
       Corey Bleuer – Chief Accounting Officer
       Chris Chaffin – Deputy General Counsel